November 1, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Patrick Gilmore, Accounting Branch Chief
David Edgar, Staff Accountant
Joyce Sweeney, Staff Accountant

Re:	salesforce.com, inc.
Form 10-K for the Fiscal Year Ended January 31, 2012
Filed March 9, 2012
File No. 001-32224

Ladies and Gentlemen:

We are responding to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Graham Smith, Chief Financial Officer of salesforce.com, inc. (the “Company”), dated October 18, 2012 (the “Comment Letter”) related to the above referenced filing. For your convenience, we have repeated the comments contained in the Comment Letter below in italic type before our response. Confidential treatment has been requested for the redacted portions of this response as noted by the inclusion of [CONFIDENTIAL***] below. The omitted confidential redacted portion has been provided separately to the Commission.

Form 10-K for the Fiscal Year Ended January 31, 2012

Notes to Consolidated Financial Statements

Note 8. Legal Proceedings, page 99

1.	We note your response to prior comment 4. Please tell us what consideration was given to the materiality of the estimated loss exposure relative to results for the quarter ended April 30, 2011. Additionally, explain how you considered qualitative materiality with respect to uncertainties regarding contingencies.

With respect to the Stevens litigation and the related estimated loss exposure, we considered the materiality of the exposure on both a quantitative and qualitative basis in determining whether to provide specific disclosure about the exposure in our Form 10-Q for the quarter ended April 30, 2011. [CONFIDENTIAL***]

CONFIDENTIAL TREATMENT REQUESTED

BY SALESFORCE.COM, INC.

[CONFIDENTIAL***] both our total liabilities of approximately $1.78 billion and our total current liabilities of approximately $1.68 billion at quarter end. [CONFIDENTIAL***] our total operating expenses of approximately $404.0 million for the quarter.

[CONFIDENTIAL***]

Based on the foregoing quantitative and qualitative analysis, we determined that the Stevens litigation and related exposure was not material and therefore did not require specific disclosure in our Form 10-Q for the quarter ended April 30, 2011.

2.	As a related matter, please tell us what consideration was given to disclosing the company’s estimate of reasonably possible losses in excess of any amounts accrued for the quarterly period ended April 30, 2011. Please refer to paragraphs 50-3 and 50-4 of ASC 450-20-50.

At the time of the filing of our Form 10-Q for the quarter ended April 30, 2011, we considered whether additional disclosure of any estimate of reasonably possible losses in excess of the amount accrued was required under ASC 450-20-50 (including paragraphs 50-3 and 50-4 and the related guidance of ASC 450-20-55-21) with respect to the Stevens litigation. [CONFIDENTIAL***]

[CONFIDENTIAL***]

In future filings, in the event we conclude that it is reasonably possible that we will incur losses in excess of any amounts accrued with respect to any material litigation, we will include additional appropriate disclosure to the extent required by ASC 450-20-50.

3.	In your Forms 10-Q for the quarterly periods ended July 31, 2011 and October 31, 2011, as well as your Form 10-K for the fiscal year ended January 31, 2012, you disclosed the estimated expense charge for the settlement which was approximately $0.04 per diluted share. Disclosure of loss amounts on a per share basis requires additional computations and assumptions to determine the pre-tax dollar amount of the loss. In future filings, when providing the disclosures required by ASC 450-20-50, please include quantification of amounts expressed in whole dollars or if provided as a per share amount, accompany the disclosure with the related assumptions so that the pre-tax dollar amount of the estimated loss can be readily determined.

We acknowledge the Staff’s comment and note that in future filings, when providing the disclosures required by ASC 450-20-50, we will quantify the amounts expressed in whole dollars or, if the amounts are provided as per share amounts, we will accompany the disclosures with the related assumptions so that the pre-tax dollar amount of the estimated loss can be readily determined.

*     *     *

If you have any further comments or questions, please direct them to my attention. My telephone number is (415) 778-3040, my facsimile number is (415) 513-4172 and my email address is burke.norton@salesforce.com.

Very truly yours,

salesforce.com, inc.

/s/ Burke F. Norton
Burke F. Norton
Executive Vice President and Chief Legal Officer

CONFIDENTIAL TREATMENT REQUESTED

BY SALESFORCE.COM, INC.

cc:	Marc Benioff, Chairman and Chief Executive Officer, salesforce.com, inc.
Graham Smith, Executive Vice President and Chief Financial Officer, salesforce.com, inc.
Lawrence Tomlinson, Director and Chair of the Audit Committee, salesforce.com, inc.
Aaron J. Alter, Esq., Wilson Sonsini Goodrich & Rosati
Craig R. Smith, Ernst & Young LLP

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